DOCUMENT
TYPE SC 13D/A
<SEQUENCE>1
<FILENAME>g13pksb.txt
DESCRIPTION 13D/A
TEXT
SUBMISSION:
TYPE:  SC 13D/A
FILING DATE:  20090812

COMPANY DATA:
CONFORMED NAME:  North Star Investment Management Corp.
CIK:  0001342857
CCC:  o5qvo*kx
IRS NUMBER: 36-4467498
STATE OF INCORPORATION:  DE
FISCAL YEAR END:  1231

FILING VALUES:
FORM TYPE:  SC 13D/A
ACT:  34

SUBMISSION CONTACT:
NAME:  . Peter G. Contos II
PHONE: 312-580-1056

BUSINESS ADDRESS:
STREET1:  20 N. Wacker Drive, Suite 1416
CITY:  Chicago
STATE:  IL
ZIP:  60606

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                             SCHEDULE 13D/A
                Under the Securities Exchange Act of 1934

                       HIGHBURY FINANCIAL, INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               42982Y109
                            (CUSIP NUMBER)

                               0001335249
			  (CENTRAL INDEX KEY)

		  	       DELAWARE
		       (STATE OF INCORPORATION)

			      DECEMBER 31
			   (FISCAL YEAR END)


                       6282 INVESTMENT ADVICE
		 (STANDARD INDUSTRIAL CLASSIFICATION)

			       20-3187008
        		      (IRS NUMBER)

	         	    August 12,2009
	(Date of Event Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NO.   42982Y109

                                Amendment No. 3
                                SCHEDULE 13D/A


1. NAME OF REPORTING PERSON & I.R.S. IDENTIFICATION NO.

   NORTH STAR INVESTMENT MANAGEMENT CORP. I.R.S. 36-4467498

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [   ]
N/A                 (b) [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS  2(d) or 2(e)       [  ]

6. CITIZENSHIP OF PLACE OR ORGANIZATION

   DELAWARE

NUMBER OF        7.    SOLE VOTING POWER         710,225
SHARES
BENEFICIALLY     8.    SHARED VOTING POWER         0
OWNED BY
EACH             9.    SOLE DISPOSITIVE POWER    842,875
REPORTING
PERSON WITH	10.   SHARED DISPOSITIVE POWER     0

11. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   842,875

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*      [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 9.3%

14. TYPE OF REPORTING PERSON*	IA






ITEM 1. SECURITY and ISSURER

This statement relates to the Common Stock of Highbury Financial, Inc. (Highbury), a Delaware corporation which has its principal executive offices at 999 Eighteenth Street, Suite 3000, Denver Colorado 80202.


ITEM 2 IDENTITY and BACKGROUND

This statement is being jointly filed by the following persons
(Reporting Persons):

North Star Investment Management Corporation (NSIMC) A Delaware Gorporation
           primarily engaged in Investment Advisory Services. NSIMC is affilliated with KGSVF, NSOF and NSISI.

KUBY GOTTLIEB SPECIAL VALUE FUND LP (KGSVF) An Illinois Limited Partnership.
           NSIMC offers advise with respect to the purchase of interests of the KGSVF, which invests primarily in micro-cap value securities. KGSVF is affiliated with NSIMC, NSOF and NSISI.

NORTH STAR OPPORTUNITY FUND LP (NSOF) An Illinois Limited Partnership.
	   NSIMC offers advise with respect to the purchase on interests of the NSOF, which invests in a broad range of securities. NSOF is affiliated with NSIMC, KGSVF and NSISI.

NORTH STAR INVESTMENT SERVICES, INC. (NSISI), A Michigan Corporation. An
           Introducing Broker Dealer conducting securities transactions for NSIMC, KGSVF, and NSOF. NSISI is affiliated with NSIMC, KGSVF and NSOF.

During the past five years, none of the Reporting Persons have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoning future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.



ITEM 3 SOURCE and AMOUNT of FUNDS or Other Considerations

NSIMC used funds (Working Capital) from KGSVF and NSOF and other advisory accounts, to purchase Highbury Common Stock.


ITEM 4 PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Highbury Common Stock reported herein as part of their investment activities because the shares are viewed as an attractive investment. The Reporting
Persons intend to review and consider their investment in Highbury Common Stock and may, from time to time, depending on their evaluation of the business, or other such considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Highbury Common Stock.
As part of such review and evaluation, the Reporting Persons may hold discussion with Highbury's management and directors, other shareholders, and other interested parties. To that end, the Reporting Persons submitted the letter in Item 7. expressing to Highbury's Board of Directors the Reporting Persons current opinions on certain corporate governance issues. Except as otherwise described in this Item 4., the Reporting Persons do not now have plans or proposals that relate to or would result in any other action set forth in
Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to Highbury and to take action with respect thereto.


ITEM 5 INTERESTS in SECURITIES of the ISSURER

As of the date, hereof, NSIMC directly controls advisory accounts, which own 18,700 shares, KGSVF owns 540,800 shares, NSOF owns 150,725 shares of Highbury Common Stock with sole voting power of 710,225 shares.

There are 132,650 shares of Highbury Common Stock in NSIMC client advisory accounts, who vote their shares.

NSIMC has sole dispositive power over 842,875 shares.

Ths information concerning percentages of ownership set forth below is based on 9,087,555 shares of Highburys Common Stock reported outstanding as of March 31, 2009 in Highbury's Form 10Q.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit A, hereto.

No other person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any the shares of Common Stock reported herein.


ITEM 6 CONTRACTS. ARRANGEMENTS, UNDERSTANDINGS or RELATIONSHIPS with RESPECT to SECURITIES of the ISSURER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons - other than the governing documents of NSIMC, KGSVF, NSOF, NSISI - nor between or among any other person with respect to any securities of Highbury.



ITEM 7 MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT A  Transactions in the last 60 days

Trade Date   Security  Transaction  Shares      Total

07/06/2009    Common      Buy         500    $  2,000.00

07/28/2009    Common      Buy       6,100    $ 26,233.95





EXHIBIT B

A letter, dated August 5, 2009 was sent from North Star Investment Management Corporation to Highbury Financial Inc. via Express Delivery:-




August 5, 2009

Mr. Bruce Cameron
Mr. Richard S. Foote
Mr. Hoyte Ammidon
Mr. Theodore M. Leary Jr.
Mr. Aidan J. Riordan

Highbury Financial Inc.
C/o Berkshire Capital Securities LLC
535 Madison Avenue, 19th Floor
New York, New York 10022

Dear Board of Directors:

North Star Investment Management, Inc. has been a shareholder of Highbury Financial, Inc. (Highbury) since October 2006, when we first recognized the value of Aston Asset Management.
We presently are one of Highbury's largest owners. We believe that it is important for us to voice our opinion in regards to recent events of the company and to outline our preferred strategic direction for the company.

We are concerned that Highbury's Board amended the companys bylaws without good reason, even though the bylaws had adequately served shareholders and the company since its inception. The amendments limit shareholders ability to call or postpone annual or special meetings, lengthen the advance notice requirements for shareholder proposals and director nominations, and require a two-thirds majority of shareholder votes to amend the bylaws. We believe these unnecessary changes were made with the objective of entrenching the management team and Board of Directors. These maneuvers call into question the independence of Highburys Chairman of the Board Bruce Cameron, as well as fellow Board members and Berkshire Capital insiders Hoyt Ammidon and Aidan J. Riordan.

In addition, managements recent decision to purchase 2,804,200 out-of-the-money warrants at a cost of $1,402,100 seems like a poor use of shareholder capital. We eagerly await an explanation of the rationale behind this transaction. Whereas we encouraged Highbury's Chief Executive Officer Richard Foote to buy back common stock last winter when the shares were trading at a bargain basement price, this recent warrant purchase at a huge premium to the market is baffling.

We believe that the sand in the hour glass has run out on the company's original acquisition strategy, and that no further, deal costs, should be incurred. Instead the focus should shift solely to building on the strength of the Aston Asset Management business. We further propose that Highbury's Board should be reconstituted such that representatives from the largest shareholders have a majority of the seats. Recent filings from Peerless Systems Corporation and Talon Asset Management, LLC echo similar sentiments. As such, we encourage the Highbury Board to give our requests immediate consideration.

Respectfully,

By: /s/ Eric Kuby					By: /s/Peter Gottlieb
Chief Investment Officer        			       President







Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2009


NORTH STAR INVESTMENT MANAGEMENT CORP.

By:  /S/ PETER D. GOTTLIEB
----------------------------------
PETER D. GOTTLIEB, President & CEO

By:  /S/ PETER G. CONTOS II
----------------------------------
PETER G. CONTOS II
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